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FEB 28 2011

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-48313

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2010_____ AND ENDING _____12/31/2010_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LF FINANCIAL, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

7000 W. Palmetto Park Road, Suite 306
                              (No. and Street)

Boca Raton   Florida   33433
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jed Kaplan, CEO   (561) 613-4727
                                          (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co.
                    (Name - if individual, state last, first, middle name)

2699 S. Bayshore Drive   Miami   Florida   33133
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information
Contained in this form are not required to respond unless the form
Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Jed Kaplan_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __LF Financial, LLC_____, as of __December 31_____, 20 _10___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__No exceptions_____

_____

_____

BONNIE BRENNER
MY COMMISSION # DD 647095
EXPIRES March 05, 2011
(407) 333-01.. FloridaNotaryService.com

_____
(Signature)

_____
CEO
(Title)

_____
(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*_** For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3)._*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

	Page

KAUFMAN ROSSIN & CO.
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

LF Financial, LLC

We have audited the accompanying statement of financial condition of LF Financial, LLC as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LF Financial, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.



Miami, Florida
February 24, 2011



LF FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

RECEIVABLE FROM BROKER (NOTES 2 AND 6)	$	548,099
SECURITIES OWNED, AT FAIR VALUE (NOTES 3 AND 6)		340,806
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $122,408		86,511
OTHER ASSETS		56,500
	$	1,031,916

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	372,056
Due to officers (Note 8)		161,481
Total liabilities		533,537
LEASE COMMITMENTS AND CONTINGENCIES (NOTES 4 AND 7)		
MEMBER'S EQUITY		498,379
	$	1,031,916

See accompanying notes.

2

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

LF Financial LLC (the "Company") is a broker-dealer specializing in fixed income and equity securities. The Company acts in a principal capacity, buying and selling for its own account and trading with customers and other dealers, and in an agency capacity, buying and selling securities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major improvements and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense in the period they are incurred.

Depreciation is computed on the straight-line method over seven years for furniture and fixtures and five years for equipment.

Income Taxes

The Company, with the member's consent, has elected to be treated as an S Corporation for federal and state income tax purposes. Under this election, no provision for income taxes is made since such taxes are the personal responsibility of the member.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2007.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related commissions are reported on a trade date basis. The change in the resulting difference between cost and market is included in net trading profits in the statement of operations.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. There is a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments. The hierarchy is summarized in the three broad levels listed below:

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In applying the provisions of fair value accounting, the following valuation techniques were employed:

Exchange Traded Securities

Securities and other investments traded on a national exchange or on the national market system of NASDAQ are valued at their last reported sale price or, if there has been no sale on that date, at the closing "bid" price if long, or closing "ask" price if short. Other securities or investments for which over-the-counter market quotations are available are valued at their last reported sale price or, if there had been no sale on that date, at closing "bid" price if long, or closing "ask" price if short as reported by a reputable source selected by Management. The Company has sole and absolute discretion in valuing any positions for which market quotations are not readily available or in adjusting the valuation of any other positions. Exchange traded securities are generally categorized in Level 1 of the fair value hierarchy.

Commercial Mortgage-Backed Securities (CMBS) and Asset-Backed Securities (ABS)

CMBS and ABS may be valued based on external price/spread data. When position-specific external price data are not observable, the valuation is based on prices of comparable securities. Included in this category are certain interest-only securities, which, in the absence of market prices, are valued as a function of observable whole-bond prices and cash flow values of principal-only bonds using current market assumptions at the measurement date. CMBS and ABS are categorized in Level 2 of the fair value hierarchy when external pricing data is observable and in Level 3 when external pricing data is unobservable.

NOTE 2. RECEIVABLE FROM BROKER

The amount receivable from broker is a combination of operating cash at the broker, required deposits and the differential of amounts due to and from the Company on securities transactions. The Company maintains checking privileges at its broker. These amounts are highly liquid and are considered to be cash equivalents for the statement of cash flows. From time to time, the Company maintains cash balances with financial institutions in excess of federally insured limits.

NOTE 3. FAIR VALUE MEASUREMENT

The following table presents information about the Company's assets measured at fair value as of December 31, 2010:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities	$ 29,417	$ -	$ -	$ 29,417
Fixed income securities	-	311,389	-	311,389
Securities Owned	$ 29,417	$ 311,389	$ -	$ 340,806

There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2010.

NOTE 4. LEASE COMMITMENTS

The Company is obligated under non-cancelable lease agreements for its office facility in Boca Raton, Florida.

Approximate future minimum payments under the non-cancelable leases for the years subsequent to December 31, 2010 are as follows:

2011	$	39,000
2012		40,000
2013		7,000
	$	86,000

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2010, the Company's "Net Capital" was $321,854, which exceeded the requirements by $221,854. The ratio of "Aggregate Indebtedness" to "Net Capital" was 1.66 to 1 at December 31, 2010.

NOTE 6.   RISK CONCENTRATIONS

Clearing and Depository Operations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is in New York, New York. At December 31, 2010, all securities owned and the amount receivable from broker, as reflected in the accompanying statement of financial condition, are held by and due from this broker.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 7.   CONTINGENCIES

The Company is one of many defendants in class actions filed by individuals in various states. These individuals are claiming damages against many mutual fund companies and broker-dealers for the "late-trading" of mutual fund securities. Although named as a defendant, no significant action has been taken against the Company. Management believes that these actions against the Company are without merit and intends to vigorously defend itself if and when these cases proceed. The outcome, as well as the extent of the Company's liability, if any, cannot be determined at this time.

NOTE 8.   DUE TO OFFICERS

The Company has received funds from two officers. The officers utilize these funds to purchase and sell securities, with the net profits or losses, net of transaction costs, due to the officers. At December 31, 2010, the amount due to the officers is $161,481 and is due upon demand.



KAUFMAN ROSSIN & CO.

PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

305 858 5600
305 856 3284 fax

954 713 7444
954 759 7877 fax

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com





Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

LF FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010



KAUFMAN
ROSSIN&
CO. PROFESSIONAL
ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS